Ex. 99.28(d)(20)(iv)

Amendment

to Sub-Advisory Agreement Between

Jackson National Asset Management, LLC

and FIAM LLC

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser (the “Adviser”), and FIAM LLC, a limited liability company organized in the State of Delaware (the “Sub-Adviser”).

Whereas, the Adviser and the Sub-Adviser (the “Parties”) entered into a Sub-Advisory Agreement effective as of September 13, 2021 wherein the June 24, 2019 Agreement, as amended, was incorporated by reference (the “Agreement”), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to certain investment portfolios (each, a “Fund”) of JNL Series Trust (the “Trust”), as listed on Schedule A to the Agreement.

Whereas, pursuant to the Agreement, the Adviser agreed to pay sub-advisory fees as set forth on Schedule B of the Agreement to the Sub-Adviser for the services provided and the expenses assumed by the Sub-Adviser, and the Sub-Adviser agreed to accept such sub-advisory fees as full compensation under the Agreement for such services and expenses.

Whereas, the Board of Trustees of the Trust approved the appointment of the Sub-Adviser to manage a portion of assets of the JNL/PPM America Floating Rate Income Fund of the Trust, effective September 1, 2022.

Whereas, the Parties have agreed to amend the Agreement to add the JNL/PPM America Floating Rate Income Fund and its fees (for the portion of assets managed by Sub-Adviser), effective September 1, 2022.

Now Therefore, in consideration of the mutual covenants herein contained, the Parties hereby agree to amend the Agreement as follows:

1)	Schedule A to the Agreement is hereby deleted and replaced in its entirety with Schedule A dated September 1, 2022, attached hereto.

2)	Schedule B to the Agreement is hereby deleted and replaced in its entirety with Schedule B dated September 1, 2022, attached hereto.

3)	Except as specifically amended hereby, the Agreement shall remain in full force and effect in accordance with its terms.

4)	Each of the Parties represents and warrants to the others that it has full authority to enter into this Amendment upon the terms and conditions hereof and that the individual executing this Amendment is duly authorized to bind the respective party to this Amendment.

5)	This Amendment may be executed in one or more counterparts, which together shall constitute one document.

In Witness Whereof, the Parties have caused this Amendment to be executed, effective September 1, 2022.

Jackson National Asset Management, LLC		FIAM LLC

By:	/s/ Emily J. Bennett	By:	/s/ Brad Sweeney
Name:	Emily J. Bennett	Name:	Brad Sweeney
Title:	AVP, Deputy General Counsel	Title:	VP, Business Development Desk

Schedule A

Dated September 1, 2022

1.	2.
Funds
JNL/Fidelity Institutional Asset Management® Total Bond Fund
JNL/PPM America Floating Rate Income Fund

A-1

Schedule B

Dated September 1, 2022

(Compensation)

JNL/Fidelity Institutional Asset Management® Total Bond Fund
Average Daily Net Assets	Annual Rate
$0 to $100 Million	0.155%
$100 million to $500 Million	0.13%
Over $500 million	0.115%

JNL/PPM America Floating Rate Income Fund*
Average Daily Net Assets	Annual Rate
$0 to $300 Million	0.26%
$300 million to $1 billion	0.22%
Over $1 billion	0.20%

* For the portion of the Average Daily Net Assets managed by FIAM LLC.

B-1